FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2008	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Forbes Medi-Tech Inc.

Suite 200 - 750 West Pender St.

Vancouver, British Columbia V6C 2T8

2.

Date of Material Change

May 9, 2008

3.

News Release

A news release respecting this material change was disseminated on May 12, 2008.

4.

Summary of Material Change

As part of its continuing reorganization plan, Forbes Medi-Tech Inc. (“Forbes”) has completed the previously announced transaction with a private investor (the “Investor”) to reorganize Forbes Medi-Tech Operations Inc. (“FMTO”), a wholly owned subsidiary of Forbes. The Investor has made an investment of $3 million in a convertible debenture of FMTO. All of the assets, liabilities and operations of FMTO, including the proceeds from the issue of the convertible debenture, have been transferred to Forbes, which will continue to carry on the business previously carried on by FMTO. Forbes and the Investor will source and pursue other opportunities to maximize the value of their respective interests in FMTO. Subject to certain conditions, the Investor has agreed that Forbes will receive a minimum of $800,000 from these other opportunities within one year of completion of the transaction.

5.

Full Description of Material Change

On March 19, 2008, Forbes entered into an agreement with the Investor to reorganize FMTO, a wholly-owned subsidiary of Forbes. The reorganization has now substantially completed, and the Investor has made an investment of $3 million in a convertible debenture of FMTO. All of the assets, liabilities and operations of FMTO, including the proceeds from the issue of the convertible debenture, have been transferred to Forbes, which will continue to carry on the business previously carried on by FMTO. The debenture is convertible into 35 percent of the voting common shares and all of the non-voting common shares of FMTO, representing 79 percent of the issued and outstanding common shares of FMTO at the time of completion of the transaction. Forbes and the Investor will source and pursue other opportunities to maximize the value of their respective interests in FMTO. Subject to certain conditions, the Investor has agreed that Forbes will receive a minimum of $800,000 from these other opportunities within one year of completion of the transaction.

The transaction has not resulted in any change to the share ownership of Forbes, its listing on the NASDAQ or TSX, the composition of its Board of Directors, management or in any of its relationships and commitments to shareholders, employees, government and industry partners, customers, and suppliers.

See attached news release dated May 12, 2008.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

7.

Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

8.

Executive Officer

David Goold, Chief Financial Officer

Tel: (604) 689-5899

9.

Date of Report

May 12, 2008

“A Life Sciences Company”

For Immediate Release	May 12, 2008

Forbes Medi-Tech Announces Completion of $3.8 Million Non-Dilutive Funding Transaction

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI, NASDAQ:FMTI) (“Forbes” or the “Company”) today announced that, as part of its continuing reorganization plan, it has completed the previously announced transaction with a private investor (the “Investor”) to reorganize Forbes Medi-Tech Operations Inc. (“FMTO”), a wholly owned subsidiary of Forbes.

“By closing this transaction, we believe Forbes is demonstrating its ongoing commitment to create value for its shareholders,” said Charles Butt, President and CEO of Forbes Medi-Tech. “We have now obtained $3 million of non-dilutive capital for our business development and operational plans, to be followed by an additional $800,000 within a year, with a possible upside on the latter amount.”

The Investor has made an investment of $3 million in a convertible debenture of FMTO. All of the assets, liabilities and operations of FMTO, including the proceeds from the issue of the convertible debenture, have been transferred to Forbes, which will continue to carry on the business previously carried on by FMTO. The debenture is convertible into 35 percent of the voting common shares and all of the non-voting common shares of FMTO, representing 79 percent of the issued and outstanding common shares of FMTO at the time of completion of the transaction. Forbes and the Investor will source and pursue other opportunities to maximize the value of their respective interests in FMTO. Subject to certain conditions, the Investor has agreed that Forbes will receive a minimum of $800,000 from these other opportunities within one year of completion of the transaction.

The transaction will not result in any change to the share ownership of Forbes, its listing on the NASDAQ or TSX, the composition of its Board of Directors, management or in any of its relationships and commitments to shareholders, employees, government and industry partners, customers, and suppliers.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening disease. Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription products for the treatment of an established ailment. Additional information on Forbes Medi-Tech can be found at www.forbesmedi.com.

# # #

For more information, please contact:

Jodi Regts Director, Investor Relations & Communications Telephone: (604) 681-8976 E-mail: ir@forbesmedi.com	David Goold Chief Financial Officer Telephone: (604) 689-5899 E-mail: dgoold@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements and information regarding Forbes’ continuing reorganization plan and non-dilutive financing, and Forbes’ strategy and vision, which statements can be identified by the use of forward-looking terminology such as “will”, “expected”, “expects”, “to be followed by”, “possible”, “strategy” and “vision.” The Company’s actual results could differ materially from those anticipated in these forward-looking statements and information as a result of numerous factors, including the possibility that the reorganization will result in different outcomes than those currently anticipated; uncertainty whether the Company will receive all or any of the anticipated proceeds of the financing, including the $800,000 within a year or any upside on such amount, which are subject to the fulfillment of certain conditions; the need for performance by the Investor; the Company’s need for further funding, which is not assured; changes in business strategy or development plans; uncertainty whether the Company will realize its strategies and vision; and other risks and uncertainties, as contained in news releases, the Company’s latest Annual Report on Form 20-F, and other filings with Securities Regulatory Authorities in Canada and the U.S. at www.sedar.com and at www.sec.gov, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements and information are based on the assumptions, beliefs, opinions and expectations of the Company’s management at the time they are made, and, except as required under applicable law, the Company does not assume any obligation to update any statement should those assumptions, beliefs, opinions or expectations, or other circumstances change.